# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: APi Group Corp, CIK 0001796209
CUSIP: 00187Y100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1100 Old Highway 8 NW, New Brighton, Minnesota (MN), 55112
Date of event which requires filing of this statement: 11/05/2025
Filed by CIK 0000940603
Persons authorized to receive notices and communications: Mariposa Acquisition IV, LLC, c/o Mariposa Capital, LLC, 500 South Pointe Drive, Suite 240, Miami Beach, Florida (FL), 33139, (786) 482-6333

## Reporting persons
- Sir Martin E. Franklin (CIK 0000940603): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 17,068,574; shared voting power 25,538,631; sole dispositive power 0; shared dispositive power 25,538,631; aggregate amount beneficially owned 42,607,205 (10.1% of the class)
- Mariposa Acquisition IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,026,479.5; sole dispositive power 0; shared dispositive power 6,026,479.5; aggregate amount beneficially owned 6,026,479.5 (1.4% of the class)
- MEF Holdings, LLLP (CIK 0001725761): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,968,790; sole dispositive power 0; shared dispositive power 18,968,790; aggregate amount beneficially owned 18,968,790 (4.6% of the class)
- Brimstone Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 543,362; sole dispositive power 0; shared dispositive power 543,362; aggregate amount beneficially owned 543,362 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: APi Group Corp
Address of issuer's principal executive offices: 1100 Old Highway 8 NW, New Brighton, Minnesota (MN), 55112
Comment: This Amendment No. 8 (the "Amendment") amends the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the "Commission") on April 29, 2020 (as amended by Amendment No. 1, filed on January 5, 2021, Amendment No. 2, filed on September 20, 2021, Amendment No. 3, filed on January 5, 2022, Amendment No. 4, filed on January 3, 2024, Amendment No. 5, filed on April 19, 2024, Amendment No. 6, filed on November 14, 2024, and Amendment No. 7, filed on January 3, 2025, the "Statement") with respect to the common stock, par value $0.0001 per share (the "Common Stock"), of APi Group Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1100 Old Highway 8 NW, New Brighton, MN 55112. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement.

## Item 2. Identity and Background
Name of person filing: Paragraph (a) of Item 2 of the Statement is amended and restated in its entirety as follows: This Statement is being jointly filed by Sir Martin E. Franklin ("Sir Martin"), MEF Holdings, LLLP, a Delaware limited liability limited partnership ("MEF Holdings"), Brimstone Investments LLC, a Delaware limited liability company ("Brimstone") and Mariposa Acquisition IV, LLC, a Delaware limited liability company ("Mariposa" and together with Sir Martin, MEF Holdings and Brimstone, collectively referred to as the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. MEF Holdings, the general partner of which is wholly-owned by the Martin E. Franklin Revocable Trust of which Sir Martin is the sole settlor and trustee, holds a limited liability company interest in Mariposa. Mariposa is a private investment vehicle of Sir Martin, who is the manager of Mariposa. Brimstone is a private investment vehicle of which, as of December 31, 2024, Sir Martin became the manager and which is wholly-owned by a trust of which Sir Martin is among the beneficiaries).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraphs (a) - (b) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:

(a)-(b) As of the date hereof, Sir Martin beneficially owns 42,607,205 shares of Common Stock (which includes Series A Preferred Stock convertible into Common Stock within 60 days) consisting of (i) shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, 25,538,631 shares of Common Stock (which includes 4,000,000 shares of Series A Preferred Stock convertible into 6,000,000 shares of Common Stock within 60 days) controlled or held, directly or indirectly, by one or more of the Reporting Persons and (ii) sole power to vote, or to direct the vote, of 17,068,574 shares of Common Stock pursuant to the Voting Agreement. Each of Sir Martin, MEF Holdings, Brimstone and Mariposa has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 25,538,631, 18,968,790, 543,362 and 6,026,480 shares Common Stock (which includes Series A Preferred Stock convertible into Common Stock within 60 days), respectively. The shares beneficially owned by Sir Martin consist of (i) 18,968,790 shares of Common Stock held directly by MEF Holdings (or approximately 4.6%), (ii) 543,362 shares of Common Stock held directly by Brimstone (or approximately 0.1%), (iii) 4,000,000 shares of Series A Preferred Stock held by Mariposa that are convertible at any time at the option of the holder into 6,000,000 shares of Common Stock and 26,480 shares of Common Stock held directly by Mariposa (or approximately 1.4% in the aggregate), and (iv) 17,068,574 shares of Common Stock which Sir Martin has the sole power to vote pursuant to the Proxy Agreement (or approximately 4.0%). The percentages are calculated pursuant to Rule 13d-3(d) of the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Paragraph (c) of Item 5 of the Statement is amended to add the following: On November 3, 2025, MEF Holdings sold 300,000 shares of Common Stock on the open market pursuant to a Rule 10b5-1 trading plan at a weighted average price per share of $36.19 (with prices ranging from $35.64 to $36.89, inclusive). On November 4, 2025, MEF Holdings sold 260,000 shares of Common Stock on the open market pursuant to a Rule 10b5-1 trading plan at a weighted average price per share of 35.44 (with prices ranging from $34.93 to $35.73, inclusive). On November 5, 2025, MEF Holdings sold 340,000 shares of Common Stock on the open market pursuant to a Rule 10b5-1 trading plan at a weighted average price per share of $36.09 (with prices ranging from $35.32 to $36.55, inclusive).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Statement is amended to add the following: On May 8, 2025, MEF Holdings adopted a Rule 10b5-1 trading plan that is intended to satisfy the affirmative defense conditions of Exchange Act Rule 10b5-1(c), which provides for the sale of up to 2,700,000 shares of Common Stock, over a period of time and at prices as specified in the trading arrangement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit D -- Joint Filing Agreement among the Reporting Persons, dated January 3, 2025 (incorporated by reference to Exhibit D to the Statement filed by the Reporting Persons with respect to the Issuer on January 3, 2025).

## Signatures
- Sir Martin E. Franklin: /s/ Martin E. Franklin, Sir Martin E. Franklin (11/05/2025)
- Mariposa Acquisition IV, LLC: /s/ Martin E. Franklin, Sir Martin E. Franklin / Manager (11/05/2025)
- MEF Holdings, LLLP: /s/ Martin E. Franklin, By: MEF Holdings, LLC, its general partner By: Mariposa Capital, LLC, the manager of MEF Holdings, LLC; Name: Sir Martin E. Franklin Title: CEO (11/05/2025)
- Brimstone Investments LLC: /s/ Martin E. Franklin, Sir Martin E. Franklin / Manager (11/05/2025)